Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-198735

GS Finance Corp. $75,000,000 TOPIX-Linked Notes due 2016 guaranteed by The Goldman Sachs Group, Inc.

This pricing supplement addendum relates to $25,000,000 principal amount of notes, which we call the “upsize notes,” which are being initially offered on the date of this pricing supplement addendum.  $50,000,000 principal amount of the notes, which we call the “original notes,” were initially offered on May 6, 2016, as described in the accompanying pricing supplement no. 375 dated May 6, 2016.  The original notes and the upsize notes have identical terms and conditions and have the same CUSIP (40054KCF1) and ISIN (US40054KCF12) numbers. In this pricing supplement addendum, the term “notes” means, collectively, the upsize notes and the original notes.

The following information supplements, and should be read with, the accompanying pricing supplement no. 375 dated May 6, 2016, the accompanying prospectus supplement dated December 22, 2015 and the accompanying prospectus dated December 22, 2015.

You should read the additional disclosure in the accompanying pricing supplement no. 375 dated May 6, 2016 so that you may better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-8 of the accompanying pricing supplement no. 375 dated May 6, 2016.

The estimated value of your upsize notes at the time the terms of your upsize notes are set on May 9, 2016 is equal to approximately $1,007 per $1,000 face amount, which is less than the original issue price. For a discussion of the estimated value and the price at which Goldman, Sachs & Co. would initially buy or sell your notes, if it makes a market in the notes, see the following page.

Original issue date:	May 13, 2016	Original issue price:	101.27% of the face amount of the upsize notes
Underwriting discount:	0.29% of the face amount of the upsize notes	Net proceeds to the issuer:	100.98% of the face amount of the upsize notes

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Pricing Supplement No. 375 Addendum dated May 9, 2016

We may decide to sell more notes after the date the upsize notes were traded (May 9, 2016) at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above.  The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co., or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale.  Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes

The estimated value of your notes at the time the terms of your upsize notes are set on May 9, 2016 (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) is equal to approximately $1,007 per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp., and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc.  This prospectus includes this pricing supplement addendum and the accompanying documents listed below. This pricing supplement addendum constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•                  Pricing supplement no. 375 dated May 6, 2016

•                  General terms supplement no. 24 dated December 22, 2015

•                  Prospectus supplement dated December 22, 2015

•                  Prospectus dated December 22, 2015

The information in this pricing supplement addendum supersedes any conflicting information in the documents listed above.  In addition, some of the terms or features described in the listed documents may not apply to your notes.

THE UNDERLIER

TOPIX

TOPIX, also known as the Tokyo Price Index, is a capitalization weighted index of all the domestic common stocks listed on the First Section of the Tokyo Stock Exchange, Inc., which we refer to as the TSE. Domestic stocks admitted to the TSE are assigned either to the TSE First Section Index, the TSE Second Section Index or the TSE Mothers Index. Stocks listed in the First Section, which number approximately 1,700, are among the most actively traded stocks on the TSE. TOPIX is supplemented by the sub-basket components of the 33 industry sectors and was developed with a base index value of 100 as of January 4, 1968. TOPIX is calculated and published by TSE. Additional information about TOPIX is available on the following website: http://www.tse.or.jp/english/market/topix/index.html. We are not incorporating by reference the website or any material it includes in this pricing supplement addendum.

TOPIX

Underlier Stock Weighting by Sector as of April 30, 2016

Sector:*	Percentage (%)**
Air Transportation	0.67%
Banks	7.48%
Chemicals	6.20%
Construction	3.14%
Electric Appliances	11.71%
Electric Power & Gas	2.03%
Fishery, Agriculture & Forestry	0.11%
Foods	5.01%
Glass & Ceramics Products	0.93%
Information & Communication	8.39%
Insurance	2.27%
Iron & Steel	1.27%
Land Transportation	4.61%
Machinery	4.73%
Marine Transportation	0.23%
Metal Products	0.66%
Mining	0.31%
Nonferrous Metals	0.86%
Oil & Coal Products	0.55%
Other Financing Business	1.38%
Other Products	1.56%
Pharmaceutical	5.83%
Precision Instruments	1.62%
Pulp & Paper	0.27%
Real Estate	2.85%
Retail Trade	4.86%
Rubber Products	0.98%
Securities & Commodity Futures	1.05%
Services	3.90%
Textiles & Apparels	0.74%
Transportation Equipments	9.35%
Warehousing & Harbor Transportation Services	0.21%
Wholesale Trade	4.25%

* Sector designations are determined by the underlier sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

** Information provided by TSE. Percentages may not sum to 100% due to rounding.

The above information supplements the description of TOPIX found in the accompanying general terms supplement no. 24. For more details about TOPIX, the underlier sponsor and the license agreement between the underlier sponsor and the issuer, see “The Underliers — TOPIX” on page S-80 of the accompanying general terms supplement no. 24.

TOPIX Index Value and TOPIX Marks are subject to the proprietary rights owned by the Tokyo Stock Exchange, Inc. and the Tokyo Stock Exchange, Inc. owns all rights and know-how relating to the TOPIX such as calculation, publication and use of TOPIX Index Value and relating to  TOPIX Marks. The Tokyo Stock Exchange, Inc. shall reserve the rights to change the methods of calculation or publication, to cease the calculation or publication of TOPIX Index Value or to change TOPIX Marks or cease the use thereof. The Tokyo Stock Exchange, Inc. makes no warranty or representation whatsoever, either as to the results stemmed from the use of TOPIX Index Value and TOPIX Marks or as to the figure at which TOPIX Index Value stands on any particular day. The Tokyo Stock Exchange, Inc. gives no assurance regarding accuracy or completeness of TOPIX Index Value and data contained therein. Further, the Tokyo Stock Exchange, Inc. shall not be liable for the miscalculation, incorrect publication, delayed or interrupted publication of TOPIX Index Value. No securities are in any way sponsored, endorsed or promoted by the Tokyo Stock Exchange, Inc. The Tokyo Stock Exchange, Inc. shall not bear any obligation to give an explanation of the securities or an advice on investments to any purchaser of the securities or to the public. The Tokyo Stock Exchange, Inc. neither selects specific stocks or groups thereof nor takes into account any needs of the issuing company or any purchaser of the securities, for calculation of TOPIX Index Value. Including but not limited to the foregoing, the Tokyo Stock Exchange, Inc. shall not be responsible for any damage resulting from the issue and sale of the securities.

Historical Closing Levels of the Indices

The following information supplements the information provided in the accompanying pricing supplement no. 375 dated May 6, 2016.  The closing levels of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing level of the underlier during the period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

The graphs below show the daily historical closing levels of each index from May 9, 2006 through May 9, 2016.  We obtained the levels in the graphs below from Bloomberg Financial Services, without independent verification.

PS-3

PS-4

Supplemental Plan of Distribution

See “Supplemental Plan of Distribution” on page PS-4 of the accompanying pricing supplement no. 375. GS Finance Corp. estimates that its share of the total offering expenses for the upsize notes, excluding underwriting discounts and commissions, will be approximately $5,000.

GS Finance Corp. will sell to Goldman, Sachs & Co. (“GS&Co.”), and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement addendum.  GS&Co. proposes initially to offer the upsize notes to the public at the original issue price set forth on the cover page of this pricing supplement addendum. The underwriting discount set forth on the cover page of this pricing supplement addendum per $1,000 face amount is comprised of $0.50 of underwriting fees and $2.40 of selling commission.

We will deliver the upsize notes against payment therefor in New York, New York on May 13, 2016, which is the fourth scheduled business day following the date of this pricing supplement addendum and of the pricing of the upsize notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will settle in four business days (T + 4), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Validity of the Notes and Guarantee

In the opinion of Sidley Austin LLP, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the upsize notes offered by this pricing supplement addendum have been executed and issued by GS Finance Corp., the related guarantee offered by this pricing supplement addendum has been executed and issued by The Goldman Sachs Group, Inc., and such notes have been authenticated by the trustee pursuant to the indenture, and such notes and the guarantee have been delivered against payment as contemplated herein, (a) such upsize notes will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) such related guarantee will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated February 26, 2015, which has been filed as an exhibit to a Current Report on Form 8-K, dated February 26, 2015, filed by The Goldman Sachs Group, Inc. on February 26, 2015.

PS-5